As filed with the Securities and Exchange Commission on March 19, 2008

                                             Registration No. 333-
================================================================================
                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
    For American Depositary Shares Evidenced by American Depositary Receipts

                                   ----------

                              BENETTON GROUP S.p.A.
   (Exact name of issuer of deposited securities as specified in its charter)
                                       N/A
                   (Translation of issuer's name into English)
                              The Republic of Italy
            (Jurisdiction of incorporation or organization of issuer)
                      DEUTSCHE BANK TRUST COMPANY AMERICAS
             (Exact name of depositary as specified in its charter)
                                 60 Wall Street
                              New York, N.Y. 10005
                                 (212) 250-9100
               (Address, including zip code, and telephone number,
        including area code, of depositary's principal executive offices)

                                   ----------

                                  Carlo Tunioli
                           Benetton U.S.A. Corporation
                          597 Fifth Avenue, 11th Floor
                          New York, New York 10017-1020
                            Tel. No.: (212) 593-0290

    (Address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

                      Francis Fitzherbert-Brockholes, Esq.
                                White & Case LLP
                               5 Old Broad Street
                                 London EC2N 1DW
                                +44-20-7532-1000

         It is proposed that this filing become effective under Rule 466
                           [ ] immediately upon filing
                             [ ] on (Date) at (Time)
  If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

                                                            Proposed maximum   Proposed maximum     Amount of
      Title of each class                                   aggregate price        offering       registration
of Securities to be registered    Amount to be registered     per unit(1)          price(2)            fee
-------------------------------   -----------------------   ----------------   ----------------   ------------
American Depositary Shares         100,000,000 American     $           0.05   $   5,000,000.00   $     196.50
evidenced by American               Depositary Shares
Depositary Receipts, each
American Depositary Share
representing two ordinary
shares, par value euro 1.30
each, of Benetton Group S.p.A.

1 For the purpose of this table only the term "unit" is defined as one American Depositary Share.
2 Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the United States Securities and Exchange Commission, acting pursuant to said Section 8(a) may determine.

     This registration statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

================================================================================

     The prospectus consists of the proposed form of American Depositary Receipt ("Receipt" or "American Depositary Receipt") included as Exhibits A and B to the form of Amended and Restated Deposit Agreement filed as Exhibit (a)(5) to this registration statement, which form of American Depositary Receipt is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item - 1.           Description of Securities to be Registered

                              Cross Reference Sheet

                                                           Location in Form of Receipt
Item Number and Caption                                    Filed Herewith as Prospectus
--------------------------------------------------         -----------------------------------
1.   Name and address of depositary                        Face of American Depositary
                                                           Receipt, introductory paragraph

2.   Title of American Depositary Receipts and             Face of American Depositary
identity of deposited securities                           Receipt, top center

          Terms of Deposit:

          (i) The amount of deposited securities           Face of American Depositary
          represented by one unit of American              Receipt, upper right corner
          Depositary Receipts

          (ii) The procedure for voting, if any,           Condition 15
          the deposited securities

          (iii) The procedure for collection and           Conditions 2, 4, 9, 13 and 21
          distribution of dividends

          (iv) The procedure for transmission of           Conditions 12, 15 and 21
          notices, reports and proxy soliciting
          material

          (v) The procedure for sale or exercise           Conditions 2, 6, 9, 13 and 21
          of rights

          (vi) The procedure for deposit or sale           Conditions 3, 4, 6, 8, 9, 13 and 16
          of securities resulting from dividends,
          splits or plans of reorganization

          (vii) The procedure for amendment,               Conditions 19, 20 and 21
          extension or termination of the deposit
          agreement

          (viii) The procedure for rights of               Condition 12
          holders of Receipts to inspect the
          transfer books of the depositary and the
          list of holders of Receipts

          (ix) Restrictions upon the right to              Conditions 2, 4, 6 and 22
          deposit or withdraw the underlying
          securities

          (x) Limitation upon the liability of the         Conditions 10, 17, 18 and 23
          depositary

3.   Fees and Charges                                      Condition 9

Item - 2.           Available Information

          Public Reports furnished by issuer               Condition 12

Benetton Group S.p.A. furnishes the United States Securities and Exchange Commission with certain public reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such public reports and documents are made available in accordance with Rule 12g3-2(f) under the Exchange Act.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.           Exhibits

          (a)(1) Form of Deposit Agreement dated as of February 2, 1987 as amended and restated as of May 31, 1989 among Benetton Group S.p.A. (the "Company"), JPMorgan Chase Bank N.A. (formerly Morgan Guaranty Trust Company of New York), as original depositary (the "Original Depositary"), and the Holders and Beneficial Owners (the "Holders") of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (the "Original Deposit Agreement"), including the form of American Depositary Receipt. - Previously filed (file number 33-28236) and incorporated herein by reference.

          (a)(2) Form of Amendment No. 1 to Original Deposit Agreement dated as of June 22, 1989, among the Company, the Original Depositary and the Holders - Previously filed (file number 33-28236) and incorporated herein by reference.

          (a)(3) Form of Amendment No. 2 to Original Deposit Agreement dated as of May 21, 2001, among the Company, the Original Depositary and the Holders - Previously filed (file number 33-28236) and incorporated herein by reference.

          (a)(4) Form of Amendment No. 3 to Original Deposit Agreement dated as of October 26, 2007, among the Company, the Original Depositary and the Holders - Previously filed (file number 33-28236) and incorporated herein by reference.

          (a)(5) Form of Amended and Restated Deposit Agreement among Benetton Group S.p.A., Deutsche Bank Trust Company Americas, as successor depositary (the "Depositary"), and the Holders of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (the "Deposit Agreement"), including the form of American Depositary Receipt. - Filed herewith as Exhibit (a)(5).

          (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented thereby. - Not Applicable.

          (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - Not Applicable.

          (d) Opinion of White & Case LLP, counsel to the Depositary, as to the legality of the securities being registered. - Filed herewith as Exhibit (d).

          (e)       Certification under Rule 466. - Not Applicable.

          (f) Powers of attorney for certain officers and directors of the Company. Set forth on the signature page hereto.

Item - 4.           Undertakings

          (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and
                    (2) made generally available to the holders of the underlying securities by the Company.

          (b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York, on March 19, 2008.

                                             Legal entity created by the form of
                                             Deposit Agreement for the issuance
                                             of American Depositary Receipts for
                                             ordinary shares, par value
                                             euro 1.30 per share, of Benetton
                                             Group S.p.A.

                                             DEUTSCHE BANK TRUST COMPANY
                                             AMERICAS, AS DEPOSITARY


                                             By: /s/ James Kelly
                                                 -------------------------------
                                             Name:   James Kelly
                                             Title:  Vice President


                                             By: /s/ Chris Konopelko
                                                 -------------------------------
                                             Name:   Chris Konopelko
                                             Title:  Vice President

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-6 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Ponzano Veneto (TV), Italy, on March 19, 2008.

                                             BENETTON GROUP S.p.A.


                                             By: /s/ Luciano Benetton
                                                 -------------------------------
                                             Name:   Luciano Benetton
                                             Title:  Chairman of the Board and
                                                       Chief Executive Officer

                                POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Luciano Benetton and Alessandro Benetton, and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this registration statement, and to file or cause to be filed the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, his or her full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or her substitute, may lawfully do or cause to be done by virtue of this Power of Attorney.

     Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the indicated capacities and on March 19, 2008.

             Signature                                      Title
------------------------------------         -----------------------------------

/s/ Luciano Benetton                          Chairman of the Board and Chief
------------------------------------                Executive Officer
Luciano Benetton


------------------------------------                      Director
Gilberto Benetton


------------------------------------                  Deputy Chairman
Alessandro Benetton


------------------------------------                  Deputy Chairman
Carlo Benetton


------------------------------------                      Director
Giuliana Benetton

/s/ Gerolamo Caccia Dominioni
------------------------------------                  Managing Director
Gerolamo Caccia Dominioni


------------------------------------                      Director
Gianni Mion

/s/ Luigi Arturo Bianchi
------------------------------------                      Director
Luigi Arturo Bianchi

             Signature                                      Title
------------------------------------         -----------------------------------

/s/ Giorgio Brunetti
------------------------------------                      Director
Giorgio Brunetti

/s/ Alfredo Malguzzi
------------------------------------                      Director
Alfredo Malguzzi

/s/ Robert Singer
------------------------------------                      Director
Robert Singer

/s/ Emilio Foa
------------------------------------              Chief Financial Officer
Emilio Foa

           SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

     Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Benetton Group S.p.A. has signed this registration statement or amendment thereto in the City of New York, New York, on March 18, 2008.

                                             BENETTON U.S.A. CORPORATION


                                             By: /s/ Carlo Tunioli
                                                 -------------------------------
                                             Name:  Carlo Tunioli
                                             Title: President

                                INDEX TO EXHIBITS
Exhibit
Number         Exhibit
--------       -----------------------------------------------------------------
  (a)(1)       Form of Original Deposit Agreement - Previously filed (file number 33-28236) and incorporated herein by reference.

  (a)(2) Form of Amendment No. 1 to Original Deposit Agreement - Previously filed (file number 33-28236) and incorporated herein by reference.

  (a)(3)       Form of Amendment No. 2 to Original Deposit  Agreement
               - Previously filed (file number 33-28236) and incorporated herein by reference.

  (a)(4)       Form of Amendment No. 3 to Original Deposit  Agreement
               - Previously filed (file number 33-28236) and incorporated herein by reference.

  (a)(5) Form of Amended and Restated Deposit Agreement - Filed herewith as Exhibit (a)(5).

  (d) Opinion of White & Case LLP, counsel to the Depositary, as to the legality of the securities being registered - Filed herewith as Exhibit (d).